UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS
CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, BC V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	www.minefinders.com

NEWS RELEASE

MINEFINDERS SETS INITIAL PRODUCTION ESTIMATES FOR THE DOLORES MINE AND PROVIDES AN UPDATE ON COMMISSIONING AND COMMUNITY RELATIONS

June 9, 2008 – Vancouver, British Columbia - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) reports initial production estimates for its Dolores gold and silver mine in Chihuahua, Mexico, where the first gold and silver pour is now scheduled for mid July, 2008.

Management expects gold production from Dolores will be approximately 40,000 ounces in 2008, 128,000 ounces in 2009 and 129,000 ounces in 2010. Silver production is expected to be 1.0 million ounces in 2008, 3.0 million ounces in 2009, and 4.0 million ounces in 2010. Excluding royalties, at a 52 to 1 silver to gold ratio, cash cost is expected to average $403 per gold equivalent ounce in 2008 and decrease going forward to the forecasted life of mine average cash cost of $297 per gold equivalent ounce.

Minefinders expects to report positive cash flow starting in the third quarter of 2008, which will be the first operating quarter.

Commissioning update

Mining at Dolores is approaching a sustained rate of approximately 100,000 tonnes per day with over 7 million tonnes of ore and waste material mined at Dolores to date.

Placement of initial drain rock and mineralized over liner material on the leach pad is complete and ore is now being crushed for stacking on the leach pad using the radial stacking system. With two of the three tertiary crushers now commissioned, Minefinders has processing and stacking capacity of 12,000 tonnes of ore per day. Final commissioning of the third tertiary crusher is targeted for mid June and is expected to bring the crushing and conveying circuit to the feasibility run rate of 18,000 tonnes of ore per day.

In late May an illegal blockade was established on an access road to the Dolores Mine site. The majority of the individuals involved are believed to be from outside of the region and include only a small fringe group from within the local 221-member Ejido community.

While Minefinders was on target to achieve the first gold and silver pour from Dolores in late June 2008, for safety reasons the Company decided to suspend construction activities and operations until Mexican authorities safely removed the illegal blockade. On June 5, in response to meetings held with government officials, the blockaders re-opened the road and mining and processing operations have recommenced. The Company is continuing discussions with the state and federal governments and with the individuals responsible for the blockade to come to a definitive long-term resolution. As a result of the temporary suspension of operations due to the illegal blockade, the first gold and silver pour is now expected in mid-July.

“Despite the delay of the first gold and silver pour due to the illegal blockade, the commissioning at Dolores is progressing well with construction and operating costs consistent with those reported in the Company’s February 14, 2008, economic forecast and reserve update,” said Mark Bailey, Minefinders’ President and CEO. “We remain fully funded to complete development and commissioning of the Dolores Mine and continue the Dolores mill preliminary feasibility study and 2008 exploration programs at Dolores and elsewhere.”

Capital expenditures and available funds

Mine expenditures, including pre-commercial production operating expenditures, as of March 31, 2008 totaled approximately $160 million. The remaining expenditures are estimated at $32 million which will be incurred over the course of 2008. As disclosed in the first quarter financial results, as of March 31, 2008 Minefinders had $5.5 million in cash and cash equivalents, net working capital of $12.3 million and $44 million available from a $50 million revolving three-year term credit facility with Scotia Capital.

The Dolores Mine has a well-defined deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver with exploration upside and an open pit mine life of over 15 years. Minefinders plans to complete a preliminary feasibility study in 2008 on the potential for the addition of a flotation mill to enhance recoveries from high-grade ore in the open pit, to process additional underground ore and to increase production capacity.

Community relations

Minefinders, which employs approximately 350 people at Dolores through its Mexican subsidiaries, has developed strong relations with the local Ejido and nearby communities. Many Ejidatarios work at or provide services to the mine. Over 76% of the total workforce at Dolores is from the state of Chihuahua, with more than 29% from the towns of Dolores and Madera. Dolores and Madera residents constitute 44% of the mine operating workforce, and local training programs are expected to continue to pay dividends to the local communities with new employment opportunities.

The Ejidatarios have continued to demonstrate their strong support for the Dolores Mine. In response to the illegal blockade initiated in late May, more than 60 Ejido members signed a letter to the state and federal authorities on June 3 condemning the actions of the blockaders and confirming their support for the Company. Mark Bailey, Minefinders’ President and CEO commented “we sincerely appreciate the efforts and support of the local community in continuing to move the Dolores Mine forward.”

In 2006, Minefinders negotiated a comprehensive agreement with the Ejido community under which both parties agreed to work cooperatively in the development and operations of the mine. In connection with that agreement, the Company has constructed a new village for the local community. The new Dolores village includes electrical, water and sanitation services not previously available to the local population. In addition, the Company constructed public facilities including a new primary school, where classes have commenced for the local children, a modern medical facility with onsite medical professionals, a church and community center, as well as town offices.

Qualified Person

Mark Bailey, MSc., P.Geo., is the "qualified person" with overall responsibility for the Dolores Mine and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company. The Company is in the final stages of commissioning the multi-million ounce Dolores gold and silver mine in Mexico. The mine is expected to have a 15-year life as an open pit mine with additional potential as a high-grade underground mine in the future. The Company continues its exploration efforts on several other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

MINEFINDERS CORPORATION LTD.

“Mark H. Bailey”

Mark H. Bailey

President and Chief Executive Officer

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to estimates of production, the timing of the commencement and completion of the construction of, and the commencement of production from, the Dolores mine, the anticipated costs related to the Dolores mine, the adequacy of the capital and anticipated production and costs of production, and other statements that are based on the estimates, projections and expectations of management are subject to various risks and uncertainties concerning the specific factors identified above and in the Company’s periodic filings with the regulatory authorities in Canada and the United States.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.

Investor contact:

Mike Wills

Minefinders Corporation Ltd.

(604) 687-6263

mike@minefinders.com

www.minefinders.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date June 9, 2008
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer